                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997

Registration numbers 33-9495, 33-56218 and 33-59125

         A.  Full title of the plan:

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         The following audited financial statements with independent auditors' report thereon are enclosed with this report:

            1. Statements of Net Assets Available for Plan Benefits as of
               December 31, 1997 and 1996.

            2. Statements of Changes in Net Assets Available for Plan Benefits
               for each of the years in the three-year period ended December 31, 1997.


EXHIBIT


         23.2  Independent Auditor's Consent


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN




                                      By: /s/ Robert E. DiCenso
                                          -----------------------------
                                          Robert E. DiCenso

Date: June 25, 1998

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1997 and 1996


                   (With Independent Auditors' Report Thereon)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1997 and 1996

                                TABLE OF CONTENTS

                                                                        Page(s)
                                                                        -------

Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits                       2

Statements of Changes in Net Assets Available for Plan Benefits            3

Notes to Financial Statements                                            4-17

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Savings Plan Trust.

                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company:


We have audited the statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




May 15, 1998

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996



                                                   1997             1996
                                              --------------    -------------

Assets:
    Investment in the Savings Plan Trust      $2,163,135,513    1,782,593,392
                                              --------------    -------------

Net assets available for plan benefits        $2,163,135,513    1,782,593,392
                                              ==============    =============


See accompanying notes to financial statements.

                      THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

             Statements of Changes in Net Assets Available for Plan Benefits

                         Years ended December 31, 1997 and 1996

                                                                1997                 1996
                                                           --------------        -------------

Additions to net assets attributed to:
   Net investment income from the Savings Plan Trust       $  446,036,833          483,584,205

   Contributions:
      Employee contributions                                   47,123,387           40,607,543
      Employer contributions                                   17,481,384           15,917,811
      Transfer of assets from Parker Pen and
        Thermoscan, Inc. 401(k) Plans                                   -            5,435,346
                                                           --------------        -------------

                Total additions                               510,641,604          545,544,905

Deductions from net assets attributed to:
   Benefit payments                                          (129,979,418)         (75,657,584)
   Forfeitures                                                   (120,065)             (73,012)
                                                           --------------        -------------
                Total deductions                             (130,099,483)         (75,730,596)

                Net increase in assets                        380,542,121          469,814,309

Net assets available for plan benefits:
   Beginning of year                                        1,782,593,392        1,312,779,083
                                                           --------------        -------------

   End of year                                             $2,163,135,513        1,782,593,392
                                                           ==============        =============


See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996

(1)   DESCRIPTION OF THE PLAN

      The Gillette Company Employees' Savings Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1993 regular employees of the Company and its participating subsidiaries became eligible to join the Plan on date of hire.

      (b)   PARTICIPANT CONTRIBUTIONS

            Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings, and from 1% to 5% of their compensation as unmatched savings. All contributions must be in even 1% increments.

            All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $9,500 for 1997 and 1996.

      (c)   EMPLOYER CONTRIBUTIONS

            For all employee contributions designated as matched savings, the Company will contribute $1 for every $2 contributed by the employee. All matching contributions provided by the Company are invested in the Gillette Company Stock Fund.

      (d)   VESTING

            Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of five years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or layoff for lack of work when it is not probable that the participant will be recalled to work within one year of the layoff.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(1), CONTINUED

      (e)  PARTICIPANTS' ACCOUNTS

            A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the following Funds:

                  GILLETTE COMPANY STOCK FUND
                  Invests primarily in shares of The Gillette Company common stock.

                  FIDELITY INTERMEDIATE BOND FUND
                  Invests primarily in intermediate maturity foreign and domestic bonds and seeks a high level of current income. During 1997, this fund was terminated as an investment option.

                  FIXED INCOME FUND
                  Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

                  FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO
                  Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

                  FIDELITY MAGELLAN FUND
                  Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

                  FIDELITY BALANCED FUND
                  Seeks to provide the highest amount of income possible consistent with the preservation of capital by investing primarily in common and preferred stocks, and bonds. During 1997, this fund was terminated as an investment option.

                  FIDELITY U.S. EQUITY INDEX PORTFOLIO
                  Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

                  FIDELITY GROWTH COMPANY FUND
                  Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

                      THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(1), CONTINUED

                INVESCO TOTAL RETURN FUND
                Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities. This fund became a new investment option for participants in 1997.

                FIDELITY DIVERSIFIED INTERNATIONAL FUND
                Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries. This fund became a new investment option for participants in 1997.

                FIDELITY U.S. BOND INDEX FUND
                Invests in investment grade (medium to high quality) or above with maturities of at least one year. This fund became a new investment option for participants in 1997.

                FIDELITY GROWTH & INCOME FUND
                Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks. This fund became a new investment option for participants in 1997.

                FIDELITY EMERGING MARKETS FUND
                Seeks capital appreciation from emerging markets around the world. This fund became a new investment option for participants in 1997.

           Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

      (f)  PARTICIPANT LOANS

           The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(1), CONTINUED

      (g)  PLAN EARNINGS

           As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

           With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. On the dividend payment date, the trustee also makes all necessary adjustments to each participant account to reflect any differences between the value of such Company stock credited to participants' accounts and the actual purchase and sales price of such shares, along with any interest or other income earned by the Fund since the preceding dividend payment date. Such adjustments are included in the dividend credited to participants' accounts.

      (h)  BENEFIT PAYMENTS

           Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $3,500 at such time, he/she may elect to defer payment or receive periodic installments. If the termination of employment is due to retirement, total and permanent disability or death, a participant (or surviving spouse) may also elect to have the proceeds of the distribution used to purchase an annuity contract for his/her benefit.

           Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

      (i)  FORFEITURES

           Forfeitures by Plan participants are used to reduce Company contributions.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

            The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

      (b)   INVESTMENTS

            Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the Savings Plan Trust.

            Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

            Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

            Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

            The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1997 is 6.67% and the crediting interest rate as of December 31, 1997 is 6.15% for these investment contracts.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(2), CONTINUED

      (c)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

(3)   FUNDING POLICY

      The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)   PLAN TERMINATION

      The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of his or her account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the Board of Directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                           Fidelity
                                                                                                          Retirement
                                                           Gillette         Fidelity                      Government
                                                            Company       Intermediate       Fixed           Money
                                                             Stock            Bond          Income          Market
                                                             Fund             Fund           Fund         Portfolio
                                                        --------------    ------------    -----------     ----------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                      $  382,295,874        135,362      19,748,355        439,278
    Contributions:
        Employee contributions                              26,899,546              -       4,307,341        644,933
        Employer contributions                              17,481,384              -               -              -
                                                        --------------     ----------     -----------     ----------

               Total additions                             426,676,804        135,362      24,055,696      1,084,211

Deductions from net assets attributed to:
    Benefit payments                                       (71,917,356)      (729,362)    (40,701,584)    (4,717,505)
    Forfeitures                                               (120,065)             -               -              -
                                                        --------------     ----------     -----------     ----------

               Total deductions                            (72,037,421)      (729,362)    (40,701,584)    (4,717,505)

Net increase (decrease) prior to interfund transfers       354,639,383       (594,000)    (16,645,888)    (3,633,294)

Net interfund transfers in (out):
    Loans issued                                           (10,332,596)       (31,040)     (2,834,569)      (178,374)
    Loans repaid                                             8,557,304              -       1,673,673        180,682
    Other transfers                                       (108,628,945)    (8,491,508)     62,274,277      8,001,778
                                                        --------------     ----------     -----------     ----------
                                                          (110,404,237)    (8,522,548)     61,113,381      8,004,086

               Net increase (decrease)                     244,235,146     (9,116,548)     44,467,493      4,370,792

Net assets available for plan benefits:
    Beginning of year                                    1,305,426,447      9,116,548     289,793,338      5,897,378
                                                        --------------     ----------     -----------     ----------

    End of year                                         $1,549,661,593              -     334,260,831     10,268,170
                                                        ==============     ==========     ===========     ==========


                                                                                            Fidelity
                                                                                               U.S.        Fidelity
                                                             Fidelity       Fidelity         Equity         Growth
                                                             Magellan       Balanced          Index         Company
                                                               Fund           Fund          Portfolio        Fund
                                                            ----------     -----------     ----------     ----------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                           8,678,247       1,187,143     21,059,474      6,238,947
    Contributions:
        Employee contributions                               4,383,711               -      2,979,719      4,296,784
        Employer contributions                                       -               -              -              -
                                                            ----------     -----------     ----------     ----------

               Total additions                              13,061,958       1,187,143     24,039,193     10,535,731

Deductions from net assets attributed to:
    Benefit payments                                        (1,857,129)       (350,578)    (4,907,432)    (1,939,117
    Forfeitures                                                      -               -              -              -
                                                            ----------     -----------     ----------     ----------

               Total deductions                             (1,857,129)       (350,578)    (4,907,432)    (1,939,117

Net increase (decrease) prior to interfund transfers        11,204,829         836,565     19,131,761      8,596,614

Net interfund transfers in (out):
    Loans issued                                            (1,354,083)       (156,736)      (957,461)      (749,634
    Loans repaid                                             1,171,217               -        532,214        774,517
    Other transfers                                            996,278     (16,095,622)     8,766,229     (2,222,080
                                                            ----------     -----------     ----------     ----------
                                                               813,412     (16,252,358)     8,340,982     (2,197,197

               Net increase (decrease)                      12,018,241     (15,415,793)    27,472,743      6,399,417

Net assets available for plan benefits:
    Beginning of year                                       33,882,758      15,415,793     61,863,941     34,977,544
                                                            ----------     -----------     ----------     ----------

    End of year                                             45,900,999               -     89,336,684     41,376,961
                                                            ==========     ===========     ==========     ==========

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1997, CONTINUED

                                                               Fidelity          Fidelity        Fidelity        INVESCO
                                                               Emerging         Diversified      Growth &         Total
                                                                Markets        International      Income         Return
                                                                 Fund              Fund            Fund           Fund
                                                              ----------       -------------    ----------      ----------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                            $ (846,361)          480,528      2,803,389       3,077,360
    Contributions:
        Employee contributions                                   222,804           340,774        816,379       1,696,966
        Employer contributions                                         -                 -              -               -
                                                              ----------         ---------     ----------      ----------

                       Total additions                          (623,557)          821,302      3,619,768       4,774,326

Deductions from net assets attributed to:
    Benefit payments                                            (164,157)         (295,525)     (438,684)        (548,897)
    Forfeitures                                                        -                 -              -               -
                                                              ----------         ---------     ----------      ----------

                       Total deductions                         (164,157)         (295,525)      (438,684)       (548,897)

Net increase (decrease) prior to interfund transfers            (787,714)          525,777      3,181,084       4,225,429

Net interfund transfers in (out):
    Loans issued                                                 (12,648)          (25,605)       (89,550)       (202,097)
    Loans repaid                                                  34,071            34,484         76,943         428,823
    Other transfers                                            1,981,988         5,698,005     17,954,540      19,673,089
                                                              ----------         ---------     ----------      ----------
                                                               2,003,411         5,706,884     17,941,933      19,899,815

                       Net increase (decrease)                 1,215,697         6,232,661     21,123,017      24,125,244

Net assets available for plan benefits:
    Beginning of year                                                  -                 -              -               -
                                                              ----------         ---------     ----------      ----------

    End of year                                               $1,215,697         6,232,661     21,123,017      24,125,244
                                                              ==========         =========     ==========      ==========


                                                               Fidelity
                                                                 U.S.
                                                                 Bond        Participant
                                                                 Index          Loan
                                                                 Fund           Fund             Total
                                                              ----------     -----------     -------------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                               739,237               -       446,036,833
    Contributions:
        Employee contributions                                   534,430               -        47,123,387
        Employer contributions                                         -               -        17,481,384
                                                              ----------     -----------     -------------

                       Total additions                         1,273,667               -       510,641,604

Deductions from net assets attributed to:
    Benefit payments                                            (619,122)       (792,970)     (129,979,418)
    Forfeitures                                                        -               -          (120,065)
                                                              ----------     -----------     -------------

                       Total deductions                         (619,122)       (792,970)     (130,099,483)

Net increase (decrease) prior to interfund transfers             654,545        (792,970)      380,542,121

Net interfund transfers in (out):
    Loans issued                                                (124,480)     17,048,873                 -
    Loans repaid                                                 105,944     (13,569,872)                -
    Other transfers                                           10,091,971               -                 -
                                                              ----------     -----------     -------------
                                                              10,073,435       3,479,001                 -

                       Net increase (decrease)                10,727,980       2,686,031       380,542,121

Net assets available for plan benefits:
    Beginning of year                                                  -      26,219,645     1,782,593,392
                                                              ----------     -----------     -------------

    End of year                                               10,727,980      28,905,676     2,163,135,513
                                                              ==========     ===========     =============

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1996, CONTINUED

                                                                                                         Fidelity
                                                                                                        Retirement
                                                         Gillette         Fidelity                      Government
                                                          Company       Intermediate       Fixed           Money        Fidelity
                                                           Stock            Bond          Income          Market        Magellan
                                                           Fund             Fund           Fund          Portfolio        Fund
                                                      --------------    ------------    -----------     ----------     ----------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                    $  443,492,386        348,748      18,626,503        237,916      3,949,764
    Contributions:
        Employee contributions                            20,826,272        529,920       4,549,074        656,019      5,685,158
        Employer contributions                            15,917,811              -               -              -              -
        Transfer of assets from Parker Pen and
            Thermoscan, Inc. 401(k) Plans                          -        156,538       1,069,326         17,325              -
                                                      --------------     ----------     -----------     ----------     ----------

                   Total additions                       480,236,469      1,035,206      24,244,903        911,260      9,634,922

Deductions from net assets attributed to:
    Benefit payments                                     (39,500,172)    (1,161,364)    (24,516,459)    (2,306,171)    (2,284,655)
    Forfeitures                                              (73,012)             -               -              -              -
                                                      --------------     ----------     -----------     ----------     ----------

            Total deductions                             (39,573,184)    (1,161,364)    (24,516,459)    (2,306,171)    (2,284,655)

Net increase (decrease) prior to interfund transfers     440,663,285       (126,158)       (271,556)    (1,394,911)     7,350,267

Net interfund transfers in (out):
    Loans issued                                          (8,156,885)      (127,637)     (3,244,339)      (273,869)    (1,421,251)
    Loans repaid                                           6,613,605        132,305       1,653,682        168,077      1,220,409
    Other transfers                                      (15,517,863)      (116,015)     16,764,453      4,177,512     (9,592,582)
                                                      --------------     ----------     -----------     ----------     ----------
                                                         (17,061,143)      (111,347)     15,173,796      4,071,720     (9,793,424)

            Net increase (decrease)                      423,602,142       (237,505)     14,902,240      2,676,809     (2,443,157)

Net assets available for plan benefits:
    Beginning of year                                    881,824,305      9,354,053     274,891,098      3,220,569     36,325,915
                                                      --------------     ----------     -----------     ----------     ----------

    End of year                                       $1,305,426,447      9,116,548     289,793,338      5,897,378     33,882,758
                                                      ==============     ==========     ===========     ==========     ==========


                                                                          Fidelity
                                                                            U.S.         Fidelity
                                                           Fidelity        Equity         Growth       Participant
                                                           Balanced         Index         Company         Loan
                                                             Fund         Portfolio        Fund           Fund           Total
                                                          ----------     ----------     ----------     -----------   -------------
Additions to net assets attributed to:
    Net investment income from the Savings
        Plan Trust                                         1,341,912     11,224,400      4,362,576               -     483,584,205
    Contributions:
        Employee contributions                             1,929,831      2,199,250      4,232,019               -      40,607,543
        Employer contributions                                     -              -              -               -      15,917,811
        Transfer of assets from Parker Pen and
            Thermoscan, Inc. 401(k) Plans                    915,870      2,700,297        409,599         166,391       5,435,346
                                                          ----------     ----------     ----------     -----------   -------------

                   Total additions                         4,187,613     16,123,947      9,004,194         166,391     545,544,905

Deductions from net assets attributed to:
    Benefit payments                                      (1,342,324)    (1,899,379)    (1,859,447)       (787,613)    (75,657,584)
    Forfeitures                                                    -              -              -               -         (73,012)
                                                          ----------     ----------     ----------     -----------   -------------

            Total deductions                              (1,342,324)    (1,899,379)    (1,859,447)       (787,613)    (75,730,596)

Net increase (decrease) prior to interfund transfers       2,845,289     14,224,568      7,144,747        (621,222)    469,814,309

Net interfund transfers in (out):
    Loans issued                                            (390,065)    (1,271,355)      (903,713)     15,789,114               -
    Loans repaid                                             403,376        389,504        739,283     (11,320,241)              -
    Other transfers                                       (2,575,688)     3,921,165      2,939,018               -               -
                                                          ----------     ----------     ----------     -----------   -------------
                                                          (2,562,377)     3,039,314      2,774,588       4,468,873               -

            Net increase (decrease)                          282,912     17,263,882      9,919,335       3,847,651     469,814,309

Net assets available for plan benefits:
    Beginning of year                                     15,132,881     44,600,059     25,058,209      22,371,994   1,312,779,083
                                                          ----------     ----------     ----------     -----------   -------------

    End of year                                           15,415,793     61,863,941     34,977,544      26,219,645   1,782,593,392
                                                          ==========     ==========     ==========     ===========   =============

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(6)   INVESTMENTS

      Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1997 and 1996 are as follows:

                                                          1997                1996
                                                     --------------       -------------

Investments, at fair value:
   Marketable securities:
     Gillette common stock                           $1,551,947,454       1,306,814,500

   Registered investment companies:
     Fidelity Intermediate Bond Fund                              -           9,126,760
     Fidelity Short-term Investment Fund                 23,695,057          31,916,887
     Fidelity Retirement Government Money
        Market Portfolio                                 10,344,002           5,913,935
     Fidelity Magellan Fund                              46,585,401          34,287,295
     Fidelity Balanced Fund                                       -          16,287,310
     Fidelity U.S. Equity Index Portfolio                91,919,213          63,606,106
     Fidelity Growth Company Fund                        41,787,957          35,235,504
     Fidelity Emerging Markets Fund                       1,220,995                   -
     Fidelity Diversified International Fund              6,256,456                   -
     Fidelity Growth & Income Fund                       21,222,508                   -
     INVESCO Total Return Fund                           24,955,015                   -
     Fidelity U.S. Bond Index Fund                       10,760,825                   -

   Investment contracts                                 312,826,658         260,086,270
   Participant loans                                     29,104,490          26,347,534
                                                     --------------       -------------

             Total investments and net assets        $2,172,626,031       1,789,622,101
                                                     ==============       =============

Assets allocated to The Gillette Company

   Savings Plan for Arrow Park Employees             $    9,490,518           7,028,709

Assets allocated to The Gillette Company

   Employees' Savings Plan                           $2,163,135,513       1,782,593,392
                                                     ==============       =============

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(6), CONTINUED

      The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 1997 and 1996 are as follows:

                                                           1997                  1996
                                                      --------------        -------------

Employee contributions                                $   47,855,615           41,325,185
Employer contributions                                    17,683,710           16,121,454
Investment income:
   Net appreciation (depreciation) on fair
     value of investments:
        Gillette common stock                            368,245,796          431,024,386
        Fidelity Intermediate Bond Fund                      (89,828)            (317,625)
        Fidelity Magellan Fund                             5,830,143           (2,198,991)
        Fidelity Balanced Fund                             1,100,411              567,308
        Fidelity U.S. Equity Index Portfolio              19,620,590            9,906,298
        Fidelity Growth Company Fund                       2,204,172            2,726,460
        Fidelity Emerging Markets Fund                      (881,794)                   -
        Fidelity Diversified International Fund              246,019                    -
        Fidelity Growth & Income Fund                      2,048,113                    -
        INVESCO Total Return Fund                          2,287,046                    -
        Fidelity U.S. Bond Index Fund                        315,599                    -

   Dividends                                              24,656,455           22,259,897
   Interest                                               22,065,612           20,569,869
                                                      --------------        -------------
              Net investment income                      447,648,334          484,537,602

Transferred from prior trustee                                     -           10,698,627
                                                      --------------        -------------

              Total additions                            513,187,659          552,682,868

Benefit payments                                        (130,062,739)         (75,766,746)
Forfeitures                                                 (120,990)             (73,104)
                                                      --------------        -------------
              Total deductions                          (130,183,729)         (75,839,850)
                                                      --------------        -------------

              Net increase                               383,003,930          476,843,018

Net assets:

   Beginning of year                                   1,789,622,101        1,312,779,083
                                                      --------------        -------------

   End of year                                        $2,172,626,031        1,789,622,101
                                                      ==============        =============

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(7)   UNIT VALUATION

      Participants' accounts are maintained on a "unit value" basis. The total units used in valuing participants' accounts and the per unit values at December 31, 1996 and the four quarters ended December 31, 1997 are as follows:

                               Gillette Company       Fidelity Intermediate
                                  Stock Fund                 Bond Fund         Fixed Income Fund
                           -----------------------    ---------------------   ---------------------
                              Units          Value      Units        Value        Units       Value
                           ----------      -------    --------      -------   -----------     -----

      December 31, 1996    16,790,501      $ 77.75     904,416      $10.08    289,793,338     $1.00
      March 31, 1997       16,595,211        72.62     835,431        9.90    280,859,835      1.00
      June 30, 1997        15,907,757        94.75           -           -    315,407,119      1.00
      September 30, 1997   15,947,957        86.31           -           -    307,641,658      1.00
      December 31, 1997    15,429,114       100.44           -           -    334,260,831      1.00

                             Fidelity Retirement
                              Government Money              Fidelity                 Fidelity
                              Market Portfolio            Magellan Fund            Balanced Fund
                           ----------------------      -------------------      -------------------
                              Units         Value       Units        Value         Units      Value
                           ----------       -----      -------      ------      ---------    ------
      December 31, 1996     5,897,378       $1.00      420,121      $80.65      1,094,872    $14.08
      March 31, 1997        5,864,097        1.00      398,629       80.20        950,646     14.11
      June 30, 1997        10,267,657        1.00      405,113       91.05              -         -
      September 30, 1997    9,685,198        1.00      410,655       99.85              -         -
      December 31, 1997    10,268,170        1.00      481,799       95.27              -         -

                                 Fidelity U.S.           Fidelity Growth          Fidelity Growth &
                            Equity Index Portfolio        Company Fund               Income Fund
                            ----------------------     -------------------        -----------------
                              Units         Value       Units        Value         Units     Value
                            ---------      -------     -------      ------        -------    ------

      December 31, 1996     2,295,508      $26.95      864,497      $40.46                   $
      March 31, 1997        2,346,949       27.54      823,008       39.29        220,540     30.98
      June 30, 1997         2,405,219       32.06      794,382       45.46        340,098     36.05
      September 30, 1997    2,440,321       34.31      807,568       49.81        430,690     37.16
      December 31, 1997     2,553,936       34.98      955,147       43.32        554,410     38.10


                               Fidelity Emerging      Fidelity Diversified       Fidelity U.S. Bond
                                   Market Fund         International Fund             Index Fund
                              -------------------     --------------------       ------------------
                               Units        Value       Units        Value         Units      Value
                              -------      ------     --------      ------       --------    ------

      December 31, 1996                    $                        $                        $
      March 31, 1997           83,913       17.49      190,284       15.08         76,203     10.31
      June 30, 1997           125,366       16.24      331,132       16.90        859,249     10.50
      September 30, 1997      115,132       12.71      375,831       17.48        874,464     10.66
      December 31, 1997       126,635        9.60      386,402       16.13        994,252     10.79

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(7), CONTINUED

                                  INVESCO Total
                                   Return Fund
                              -------------------
                               Units        Value
                              -------      ------

      December 31, 1996             -           -
      March 31, 1997          118,030      $24.67
      June 30, 1997           737,957       27.40
      September 30, 1997      737,328       29.00
      December 31, 1997       829,331       29.09


(8)   PARTICIPATION BY FUND

      The total number of plan participants in each of the investment funds on December 31, 1997 and 1996 are as follows:
                                                                  1997     1996
                                                                 -----    -----

         Gillette Company Stock Fund                             9,346    8,752
         Fidelity Intermediate Bond Fund                             -      842
         Fixed Income Fund                                       4,095    4,400
         Fidelity Retirement Government Money Market Portfolio     651      692
         Fidelity Magellan Fund                                  3,087    3,131
         Fidelity Balanced Fund                                      -    1,422
         Fidelity U.S. Equity Index Portfolio                    3,021    2,976
         Fidelity Growth Company Fund                            2,543    2,495
         Fidelity Growth & Income Fund                             629        -
         Fidelity Emerging Markets Fund                            205        -
         Fidelity Diversified International Fund                   380        -
         Fidelity U.S. Bond Index Fund                             778        -
         INVESCO Total Return                                    1,422        -

      The numbers shown above reflect the fact that participants may elect to invest in more than one fund.

(9)   ADMINISTRATIVE EXPENSES

      The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and the Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

(10)  INCOME TAXES

      A favorable tax determination letter was received from the Internal Revenue Service on July 19, 1994 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

(11)  PLAN MERGER AND TRANSFERS

      Effective March 31, 1995, the account balances of certain Gillette Company Savings Plan for Arrow Park Employees participants were transferred into the Plan. The account balances of all remaining non-bargaining unit participants of the Gillette Company Savings Plan for Arrow Park Employees totaling $3,806,039 were transferred to the Plan on January 2, 1996 along with their participant loan balances which totaled $141,374.

      Effective July 1, 1996, the net assets of the Thermoscan Inc. 401(k) Plan were merged into The Gillette Company Employees' Savings Plan. The account balances of the plan participants were transferred into the Plan.


(12)  CASH ADVANCE TO THE PLAN TRUSTEE

      The Company has deposited with the Plan trustee a cash advance to provide liquidity to the Gillette Company Stock Fund in order to make distributions, loans and transfers from the Fund on a timely basis. Any interest earned on the balance is allocated to participant accounts within the Gillette Company Stock Fund. The outstanding balance of the cash advance to the trustee as of December 31, 1997 was $1,500,000.